Mail Stop 4561

July 18, 2006

J. Matt Lile, III
President
Vsurance, Inc.
4845 West Lake Road
Erie, Pennsylvania 16505

Re: **Vsurance, Inc.**
        Amendment No. 4 to Registration Statement on Form SB-2
        Filed June 23, 2006
        File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Article 2-01(a) of Regulation S-X requires your independent accountant be duly registered and in good standing under the laws of the place of his residence. It has come to our attention that your independent accountant is no longer licensed to practice in the state of Florida. Accordingly your audit and report no longer meet the criteria outlined in Article 2 of Regulation S-X. Please advise us how you plan to resolve this issue.

2.   We note your response to comment no. 3 and the revised disclosure on page 19. Please revise your disclosure on pages 2, 3 and 4 to include the fact that Samir Financial, as part

of the financing transaction, received approximately 30.6% of your issued and outstanding stock at the closing of the loan. In addition, please revise your disclosure on pages 2, 3 and 4 to state that the Samir Financial designees will continue to own, control and vote these shares even if the loan is paid off by the maturity date. Finally, please clarify whether the reduced payoff amount of $3,200,000 will continue to apply if you pay off the loan *after* December 2006.

3.   We note the loan and security agreement filed as exhibit 3.3 to the amendment filed on May 30, 2006. Please file an executed copy of the agreement. In addition, we note that it appears that the payment of the due diligence fee, the payment of the legal expenses, the draw-down schedule as well as the prepayment of the stock payment, including a total of 1,800,000 Class A preferred shares, is not mentioned in the agreement. If such terms are not mentioned in the executed agreement, please tell us why and file any amendments or addendums that contain these terms.

4.   We note section 17 of the loan and security agreement. In particular, we note the guaranty provided by W. Russell Smith, III, the assignment of a life insurance policy from W. Russell Smith, III and the life insurance policies of Donna Smith and L. Killean each naming Samir Financial as the loss payee. Please file a copy of the guaranty as an exhibit to the filing and disclose in the registration statement the relationship between the company and each of W. Russell Smith, III, Donna Smith and L. Killean.

Cover page

5.   We note that you intend for the offering to be open for 180 days, unless you sell the maximum number of shares registered by this registration statement, or unless you announce an extension of up to an additional 180 days. We further note that you have indicated that the offering will terminate as early as August 24, 2006. Please revise for consistency.

Security Ownership of Certain beneficial Owners and Management, page 18

6.   Please revise footnote "****" to clearly indicate whether Samir Financial or its designees, Sara Mirza Trust and Albert Grasso, have voting control over the disposition of these shares. If Samir Financial has voting control over these shares, please describe the mechanisms that allow for this. For example, have the designees entered into an agreement that allow for Samir Financial to control the disposition of the shares? In addition, to the extent that Samir Financial does have voting control over these shares, please disclose the natural person who exercises this control.

Financial Statements and Notes

General

7.   Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B.

8.   You have not addressed comment 10.   As previously requested, please include a note to the interim financial statements to state that in the opinion of management the date reflects all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should be made.   See Instruction 2 to Item 310(b) of Regulation S-B.

Consolidated Statements of Income, page F-13

9.   We have read your response to comment 12.   Please revise note 6 to disclose the adoption of SFAS 128 rather than the AICPA exposure draft "Earnings Per Share." Also, revise note 6 to clarify that the terms of the preferred shares call for immediate conversion as you asserted in your letter of May 30, 2006.

Consolidated Statement of Stockholders' Equity, page F-15

10.   We have read your response to comment 13.   Because conversion is not in your sole control, you cannot conclude that conversion is mandatory and a conversion option does exist.   Also, you indicate that your conversion price is based on the proceeds received for the convertible instrument.   Please calculate your effective conversion price in accordance to the guidance outlined in paragraphs 5 – 7 of EITF 00-27.   In addition, provide your detailed analysis of EITF 98-5 and 00-27 in determining whether your preferred stock contains a beneficial conversion feature.   In your response, please reference major terms of the preferred stock agreement and how these terms impacted your analysis.

11.   We have read your response to comment 14 and your revision of MD&A in response to this comment. We note your revised disclosure on page 33 that "Because the key participants or investors desired a specific return on their contribution of cash or services a predetermined price was set and shares of stock exchanged." This disclosure suggests that your determination of fair value is still based on a desired specific return on the investor's contribution of cash or services.   As we previously indicated, this approach relates to investment value, which is the value to a particular investor based on individual investment requirements and expectations.   Investment value is not an appropriate basis for determining fair value, as it encompasses benefits expected by a particular buyer of the asset that are different from those available to market participants in general and is inconsistent with fair value as defined by GAAP.   As previously requested, please revise your valuations of fair value to utilize a more appropriate methodology and provide disclosures in accordance with AICPA Practice AID Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Note 4 – Notes Payable, page F-17

12.   We have read your response to comment 15.   Because the terms of your $4 Million note
        payable call for the loan fees and interest of $2.45 Million to be repaid immediately and
        you only received $1.55 Million of your $4 Million note payable, the $2.45 Million
        represents the cost of borrowing $1.55 Million over the term of your note.   We continue
        to believe that your note payable agreement is in substance akin to a discounted note and
        should be accounted for in a similar fashion.   As previously requested, please revise the
        financial statements to account for and report the note payable and related costs in
        accordance with paragraphs 6, 11 and 16 of APB 21, based on the net proceeds that you
        received and the total amount payable to the lender.

13.   We note the disclosure on page 20 that the lender accepted class A preferred shares that
        would be applied to the loan balance if the loan is paid off by December 14, 2006, and
        this stock payment was prepaid at closing. Please revise note 4 to disclose the following:
        - The number of shares issued, the value assigned and the date you issued them.
        - How you accounted for these shares and where in the financial you reported these
          transactions.
        - Refer us to the accounting literature that supports your valuation and accounting of
          these transactions.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

14.   We refer to your statement that the private offering closed on February 22, 2006 but that,
        as late as March 31, 2006, there was an "in transit stock subscription receivable of
        $24,550 from the initial financing—common stock offering—for foundation funds."
        Please advise us as to why you believe that the common stock offering was completed as
        of February 22, 2006 in light of the fact that a subscription receivable remained
        outstanding beyond March 31, 2006.

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

15.   We noted that the auditors' consent referred to an inception date (i.e., July 26, 2005) that
        is inconsistent with the inception date of the financial statements and the inception date
        referred to in the auditors' report (i.e., July 20, 2005). Please revise as appropriate to
        clarify this apparent conflict.

Exhibit Index

16.   Please revise your exhibit index to be consistent with Item 27 and include all of the exhibits and clarify when each exhibit was filed. For example, if an exhibit was filed with a previous amendment, please state so in a footnote and identify the amendment.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)